Mail Stop 4628
                                                            November 20, 2018


Jeffrey Mallmes
Chief Executive Officer
Quantum Energy, Inc.
218 N. Jefferson Street, Suite 400
Chicago, IL 60661

       Re:     Quantum Energy, Inc.
               Amendment No. 2 to Registration Statement on Form S-1 Filed November 9, 2018
               File No. 333-225892

Dear Mr. Mallmes:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2018 letter.

Prospectus, page 3

1. We note that you seek to register up to 5,000,000 shares of your preferred stock "utilizing a `shelf' registration process pursuant to which [you] may from time to time issue in one or more offerings up to $5,000,000 (USD) of [y]our preferred stock with such rights and preferences as maybe established by [y]our Board of Directors." In addition, we note that you do not specify your plan of distribution, the series of preferred stock to be issued, or the material terms of the preferred stock. This disclosure indicates that you are attempting to register securities to be offered on a delayed basis pursuant to Rule
       415(a)(1)(x). This type of offering may not be registered on Form S-1. Please revise your registration statement to comply with Rule 415 of Regulation C or advise.
 Jeffrey Mallmes
Quantum Energy, Inc.
November 20, 2018
Page 2

Use of Proceeds, page 19

2. We note your revised disclosure in response to prior comment 1. However, the amounts of net offering proceeds and total expenditures for each offering scenario and the amount of net remaining proceeds for the 100% offering scenario appear inconsistent with the other figures in the table. Please revise to address these apparent inconsistencies.

Description of Securities, page 24

3. We note your response to prior comment three, and that you have not yet filed all of the amendments to your Articles of Incorporation, nor a complete copy of the Articles of
       Incorporation as amended, as would ordinarily be required to comply with
Item 601(b)(3)
       of Regulation S-K. Please comply with this requirement. For example, disclosures in your financial statements indicate there were amendments to both common shares and convertible preferred shares that should be filed.

Exhibit 5.1

4. We note that the legality opinion states that "the issuance and sale of the Shares has been duly authorized and, when issued and paid for in the manner described in the Registration
       Statement, the Shares will be validly issued, fully paid and non-assessable." Please file a revised legality opinion that clarifies the "Shares" that this opinion concerns. In that regard, we note that the opinion references the offering of common stock and an offering of preferred stock.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jerold N. Siegan